EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

for the three months ended December 31, 2005

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Eiger Technology, Inc. (the "Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Balance Sheet

	December 31	September 30
	2005	2005
	(Unaudited)	(Audited)
	$	$
Assets

Current
Cash and Marketable Securities	46,000	33,000
Accounts Receivable	321,000	586,000
Prepaid Expenses	113,000	59,000
Current Assets of Discontinued Operations	2,000	3,000

	482,000	681,000

Capital Assets (Note 2)	1,117,000	1,148,000
Long-term Investments	96,000	96,000
Other	15,000	15,000

	1,710,000	1,940,000

Liabilities and Shareholders' Deficit

Current
Accounts Payable and Accrued Liabilities	649,000	1,030,000
Capital Lease - Current Portion	26,000	82,000
Other Payable	941,000	923,000
Deferred Revenue	778,000	387,000
Current Liabilities of Discontinued Operations	--	2,000

	2,394,000	2,424,000

Non-Controlling Interest	(345,000)	(308,000)

Shareholders' Deficit
Capital Stock	43,297,000	43,297,000
Stock-Based Compensation	1,342,000	1,333,000
Retained Earnings (Deficit)	(44,978,000)	(44,806,000)

	(339,000)	(176,000)

	1,710,000	1,940,000

On Behalf of the Board:

"Gerry Racicot"	Director
Gerry Racicot

"Jason Moretto"	Director
Jason Moretto

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Operations and Retained Earnings

For the three months ended December 31	2005	2005	2004	2004
	(Current Quarter)	(Year-to-Date)	(Current Quarter)	(Year-to-Date)
	$	$	$	$

Sales	1,022,000	1,022,000	1,513,000	1,513,000
Cost of Sales	715,000	715,000	1,365,000	1,365,000
Gross Margin	307,000	307,000	148,000	148,000
Expenses
Selling, General and Administrative	384,000	384,000	701,000	701,000
Amortization of Capital Assets	84,000	84,000	73,000	73,000
Interest and Bank Charges	50,000	50,000	49,000	49,000
Stock-Based Compensation	9,000	9,000	0	0
Discontinued Operations (Net)	--	--	84,000	84,000
	527,000	527,000	907,000	907,000
Income (Loss) before Undernoted	(220,000)	(220,000)	(759,000)	(759,000)
Non-Controlling Interest	48,000	48,000	86,000	86,000
Non-Recurring Items	--	--	(2,322,000)	(2,322,000)
Net Income (Loss)	(172,000)	(172,000)	(2,995,000)	(2,995,000)

Retained Earnings (Deficit), Beginning of Period	(44,806,000)	(44,806,000)	(40,023,000)	(40,023,000)
Retained Earnings (Deficit), End of Period	(44,978,000)	(44,978,000)	(43,018,000)	(43,018,000)

Earnings Per Share:
Excluding Non-recurring Items:
Basic	0.00	0.00	(0.02)	(0.02)
Diluted	0.00	0.00	(0.02)	(0.02)
Including Non-recurring Items:
Basic	0.00	0.00	(0.08)	(0.08)
Diluted	0.00	0.00	(0.08)	(0.08)

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Cash Flows

For the three months ended December 31	2005	2005	2004	2004
	(Current Quarter)	(Year-to-Date)	(Current Quarter)	(Year-to-Date)
	$	$	$	$

Operating Activities:
Net Income (Loss) for the Period	(172,000)	(172,000)	(673,000)	(673,000)
Items not Involving Cash:
Loss on Non-Recurring Items	--	--	(2,322,000)	(2,322,000)
Stock-Based Compensation	9,000	9,000	-	-
Amortization	84,000	84,000	73,000	73,000

	(79,000)	(79,000)	(2,922,000)	(2,922,000)
Changes in Non-Cash Operating Accounts:
Accounts Receivable	265,000	265,000	1,532,000	1,532,000
Prepaid Expenses	(54,000)	(54,000)	73,000	73,000
Accounts Payable	(381,000)	(381,000)	(2,917,000)	(2,917,000)
Other Payable	18,000	18,000	-	-
Deferred Revenue	391,000	391,000	(98,000)	(98,000)
Net Assets of Discontinued Operations	-	-	1,648,000	1,648,000

	160,000	160,000	(2,684,000)	(2,684,000)

Investment Activities:
Sale (Purchase) of Capital Assets	(53,000)	(53,000)	1,010,000	1,010,000
Goodwill and Other Assets	-	-	182,000	182,000

	(53,000)	(53,000)	1,192,000	1,192,000

Financing Activities:
Operating Line of Credit	-	-	(1,847,000)	(1,847,000)
Long-Term Debt	(56,000)	(56,000)	(565,000)	(565,000)
Non-Controlling Interest	(38,000)	(38,000)	4,061,000	4,061,000

	(94,000)	(94,000)	1,649,000	1,649,000

Net Cash Flows for the Period	13,000	13,000	157,000	157,000

Cash and Cash Equivalents, Beginning of Period	33,000	33,000	245,000	245,000

Cash and Cash Equivalents, End of Period	46,000	46,000	402,000	402,000

Cash and Cash Equivalents Represented By:
Cash and Marketable Securities	46,000	46,000	402,000	402,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2005

1.	Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2004. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2004.

2.	Capital Assets:

$
Balance per September 30, 2005 financial statements	1,148,000
Additions (Deletions)	53,000
Amortization provided for three months	(84,000)
Balance per December 31, 2005 financial statements	1,117,000

3.	Discontinued Operations:

Effective June 30, 2003, management resolved to discontinue the operations of its "Newlook" segment. On July 8, 2003, the assets of ADH Custom Metal Fabricators Inc. ("ADH"), the operating company of the segment, were sold for cash.

The Company reached an agreement, effective July 31, 2004, to sell its interest in Eiger Net Inc. to the non-controlling shareholders for a nominal amount. The purchasers assumed all of the outstanding liabilities of Eiger Net Inc. as at July 31, 2004.

On December 15, 2004, K-Tronik International Corp.entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. K-Tronik International Corp. is no longer engaged in the business of manufacturing, distributing or selling electronic ballasts.

Operating results for K-Tronik for the year-to-date period are reported, in summary, as "Discontinued Operations" on the Statement of Operations and Retained Earnings.

4.	Reorganization:

Effective March 18, 2004, the Company transferred its 100% interest in the shares of Onlinetel Corp. ("Onlinetel") to Newlook Industries Corp. ("Newlook") in exchange for 12,727,273 common shares of Newlook. At the same time, an additional 7,272,727 common shares of Newlook were issued to the Company in settlement of $1,200,000 of debt owing to the Company by Onlinetel. As a result of these transactions, and a private placement of 1,000,000 common shares by Newlook, the Company now owns approximately 90% of the common shares of Newlook.